WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

December 2, 2009

Ms. Stephani Bouvet
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:  American Restaurant Concepts, Inc.
Registration Statement on Form S-1
Amendment No. 2.
File No. 333-161792

Dear Ms. Bouvet:

We have filed on EDGAR the above Amendment No. 2.  Responses to the comments in your letter dated November 17, 2009 are as follows [page number references to pages in marked version filed on EDGAR]:

Comment 1

We have rewritten the first two risk factors that appeared in Amendment 1 to specifically refer to risk of our method of operation under a franchisor based model and cross referenced separate operational risks of franchised restaurants which appear later in Risk Factors to address this comment.  The heading now reads:

Because our business model is franchisor based and our future revenues depend in part upon our continued sale of franchises, any decrease in the sale of franchises could decrease our ability to implement our business plan and our future revenues.

See page 9.

Comment 2

We have clarified our need for only $1.5 million in additional financing in the next twelve months and the anticipated lack of need thereafter due to the following:

We have decided to forego our original strategy of building corporate owned stores to maintain a 70/30 split in franchised stores vs. corporate owned stores.  Over a five year span, we estimate that we would have needed to raise around $14,000,000 to reach this goal. The current strategy is to grow through franchise stores only, having only one corporate store each of “Dick’s Wings and Grill” and “Dick’s Wing’s Express”.  For the next 12, we now anticipate that we will need to raise up to $1,500,000 to be used for additional staff needed to implement our new strategy including additional staffing and marketing expenses and to maintain public status.  Management believes that no additional capital will be required after the this twelve month period ..

See page 10.

Comment 3

We have clarified that, assuming Congress does not pass pending legislation, we do anticipate we will have adequate internal controls but will incur costs in money and time resources in complying.

See page 19.

Comment 4

We have placed footnote [2] next to the individuals receiving stock for services on each appropriate row of the table.

See page 22.

Comment 5

We have enhanced the disclosure to the MD&A as follows:

Income from operations increased $86,404 or 40.8% from $211,662 in fiscal year 2007 to $298,066 in fiscal 2008.  This increase is primarily due to the opening of two new franchised restaurants and increased royalty income.  The franchise agreements and establishment of the operations of these two locations occurred prior the most severe level of the economic downturn.   In addition, royalty income increased as a result of new franchise locations opened in the second half of fiscal 2007.  Further, restaurant sales continued to grow due to the opening of new locations and growth from our existing locations.  Our general and administrative expenses were lower due to expense controls established by the Company given the difficult economic conditions in fiscal 2008.

Comment 6

We changed “near term” to next twelve months.

We added the following to our disclosure:

Based on our analysis and operating budget for the next twelve months, we believe that cash flows generated from franchise fees and royalties will be sufficient to fund our planned expenses for the next twelve months.  These expenses include marketing, advertising, commissions and administrative expenses.  Administrative expenses are expected to increase due to legal and accounting fees associated with being a reporting company.

In addition, the Master Franchise Agreement that we entered into in fiscal 2008, provides for growth with minimal capital requirements.

Comment 7

Mr. Rosenberger has no equity ownership interest in the LLC.

Comment 8

In 2007, the Company sold to a related party, Mr. Rosenberger’s mother, the net assets of its store located in Waycross, Georgia for $75,000.  The sales price was determined based on fair market value of the assets.  The fair market value was ascertained based on an arms length transaction with a non-related party.  The Company recognized a gain on sale of assets of $56,760.  The transaction was pursuant to an oral agreement.

We added the follow disclosure to Note 5:

In 2007, the Company sold to a related party, Mr. Rosenberger’s mother, the net assets of its store located in Waycross, Georgia for $75,000.  The sales price was determined based on fair market value of the assets.  The fair market value was ascertained based on an arms length transaction with a non-related party.  The Company recognized a gain on sale of assets of $56,760.

Comment 9

Mr. Rosenberger was directly liable for the indebtedness as a condition of the original funding. Therefore, the Company was never liable and has no remaining liability for the transferred indebtedness.  Mr. Rosenberger’s debt remains outstanding and there are no provisions for discounts upon repayment.

We added the following disclosure to Note 7:

Mr. Rosenberger was directly liable for the indebtedness as a condition of the original funding. Therefore, the Company was never liable and has no remaining liability for the transferred indebtedness.

Comment 10

As of January 1, 2009, Mr. Rosenberger is an employee of the Company

Comment11

The franchise agreement provides for Franchise fee payment under the following terms:

In consideration of the Company’s granting the franchise, Franchisees pay the Company a $30,000 franchise fee.  The total franchise fee is contractually deemed fully earned and non-refundable.

The Company provides development stage assistance and operational assistance as long as the Franchisee is in good standing.  This assistance is provided during pre-opening and at the opening of a restaurant.

Therefore, we recognize franchise fee income when the restaurant opens.

Revenue recognition disclosure on page F-18 will be modified as follows:

Franchise fee revenue from individual franchise sales is recognized upon performance of all material obligations and initial services by the Company which support opening of new franchised locations.  In accordance with the franchise agreement, the franchise fee is deemed fully earned and non-refundable.  The Company provides development stage assistance and operational assistance as long as the Franchisee is in good standing.  This assistance is provided during pre-opening and at the opening of a restaurant. Therefore, we recognize franchise fee income when the restaurant opens.

Revenue recognition disclosure on page F-6 has been changed to conform to page F-18.

Comment 12

In our response to previous comment 24 we provided the facts as they relate to our Master License Agreement and our Franchise Agreement.

Paragraph 7 – The Company is the obligor.  Each franchise agreement is between the Company and the Franchisee.  The Master Licensee acts as agent for the Company in the transaction.

Paragraph 8 – This does not apply to our operations.

Paragraph 9 – Franchise fees and royalties are controlled by the Company.

Paragraph 10 – The franchise agreement provides for full control by the Company of the product (that is, the methods, quality of product, pricing, etc.) of the franchisee.

Paragraph 11 – This does not apply to our operations.

Paragraph 12 - The franchise agreement provides for full control by the Company of the product (that is, the methods, quality of product, pricing, etc.) of the franchisee.

Paragraph 13 – This does not apply to our operations.

Paragraph 14 – The Company has credit risk as it relates to the collection of royalties and franchise fees.  The Master Licensee must make best efforts to collect royalties.  However, the Company has the right to pursue collection against the franchisee.

Franchise fees are paid directly to the Company by the Franchisee.  Royalties are paid by the Franchisee to the Master Licensee.  The Master Licensee then remits to the Company its percentage in accordance with the Master License Agreement.  The Company recognizes only the royalty payments it receives from the Master Licensee.

Comment 13

We modified Note 6 page F-10 to clarify our corporate status as follows:

From inception to December 31, 2008, American Restaurant Concepts Inc. was organized as a Subchapter S corporation in the state of Florida.  In January, 2009, we converted from a Subchapter S corporation to a C corporation.

Regarding SFAS 109 and FIN 48 guidance:  We have examined our current tax status.  We currently do not have any temporary differences and we have no tax positions at this time.

We expanded our tax footnote disclosure as follows:

As of the conversion date and during the period ended September 27, 2009, the Company had no temporary differences.  In addition, at the conversion date and during the period ended September 27, 2009, the Company had no uncertain tax positions.

Comment 14

Mr. Rosenberger was directly liable for the indebtedness as a condition of the original funding. Therefore, the Company was never liable and has no remaining liability for the transferred indebtedness.  Mr. Rosenberger’s debt remains outstanding and there are no provisions for discounts upon repayment.

We added the following disclosure to Note 7:

Mr. Rosenberger was directly liable for the indebtedness as a condition of the original funding. Therefore, the Company was never liable and has no remaining liability for the transferred indebtedness.

The original disclosure in Note 7 was incorrect.  There were no automobiles, trucks, machinery and equipment involved.

We determined that the Company is relieved from this debt because Mr. Rosenberger had always been liable for the indebtedness.  The Company never had legal liability for this debt.

This transaction is not presented as a cash transaction in the statement of cash flows.

Comment 15

Under the Master License Agreement the Company granted the Licensee the right to solicit and service franchisees in the State of Florida on behalf of the Company.

The Company has determined that the license fee of $400,000 should be recognized ratably based on the development schedule of 58 restaurants.  Therefore, we will recognize revenue of $6,897 per restaurant opened.

We have modified our revenue recognition as follows:

Proceeds from master license agreements are recorded as deferred revenue.  Revenue is amortized ratably based on the total number of restaurants in the development schedule of the license agreement.  The amount is derived by dividing the total amount of the license fee by the number of restaurants in the development schedule.  When a restaurant is opened in a licensee’s area, revenue is recognized.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.